CALEDONIA MINING CORPORATION	NOVEMBER 7, 2011

Management’s Discussion and Analysis

This discussion and analysis of the consolidated operating results and financial position of Caledonia Mining Corporation ("Caledonia”) is for the fiscal quarter ended September 30, 2011 (the “Quarter”) and the period until November 07, 2011. It should be read in conjunction with the Unaudited Consolidated Financial Statements as at September 30, 2011 and the Annual Report for the year ended December 31, 2010, all of which are available from the System for Electronic Data Analysis and Retrieval at www.sedar.com or from Caledonia’s website at www.caledoniamining.com.  These Unaudited Consolidated Financial Statements and related notes have been prepared using accounting policies consistent with IFRS and in accordance with International Accounting Standard 34 (“IAS 34”) – Interim Financial Reporting. A reconciliation of the previously disclosed comparative periods’ financial statements prepared in accordance with Canadian generally accepted accounting principles to IFRS is set out in Note 21 to these financial statements.

Note that all currency references in this document are to Canadian Dollars.

Contents of the MD&A

1.	Forward Looking Statements
2.	Overview
3.	Highlights for the Quarter
4.	Summary Financial Results for the Quarter
5.	Operations at the Blanket Gold Mine, Zimbabwe

5.1.	Safety, Health and Environment
5.2.	Social Investment and Support for the Zimbabwean Economy
5.3.	Gold Production
5.4.	Operating Costs
5.5.	Underground
5.6.	Capital Projects
5.7.	Mineral Reserves and Resources
5.8.	Indigenization
5.9.	Risks
5.10.	Opportunities
5.11.	Outlook
6.	Exploration and Project Development

6.1.	Base Metals: Nama Cobalt/Copper Project – Zambia
6.2.	Gold: Zimbabwe
6.3.	PGE/Ni/Cu: Rooipoort (including Grasvally) and Mapochsgronde - South Africa

7.	Investing
8.	Financing
9.	Liquidity and Capital Resources
10.	Off-Balance Sheet Arrangements
11.	Related Party Transactions
12.	Critical Accounting Policies
13.	Securities Outstanding
14.	Controls
15.	Qualified Person

1.	FORWARD LOOKING STATEMENTS

This Management Discussion and Analysis contains certain forward-looking statements relating but not limited to Caledonia’s expectations, intentions, plans, and beliefs.  Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “estimate”, “could”, “should”, “may” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance.  Forward-looking information may include reserve and resource estimates, estimates of future production, unit costs, costs of capital projects and timing of commencement of operations, and is based on current expectations that involve a number of business risks and uncertainties.  Factors that could cause actual results to differ materially from any forward-looking statement include, but are not limited to, failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors.  Forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from expected results.

Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements.  Shareholders are cautioned not to place undue reliance on forward-looking information.  By its nature, forward-looking information involves many assumptions, risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur.  Caledonia undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

2.	OVERVIEW

Caledonia is an exploration, development and mining corporation focused on Southern Africa.  The Corporation’s primary assets are an operating gold mine in Zimbabwe (the “Blanket Mine”), a base metals exploration project in Zambia (the “Nama Property”) and platinum and base metal (PGE) projects in South Africa (“Rooipoort/Mapochs”).  Caledonia’s shares are listed on the Toronto Stock Exchange as “CAL”, on London’s AIM as “CMCL” and are also traded on NASDAQ-OTCQX as “CALVF”.

3.	HIGHLIGHTS FOR THE QUARTER

Operational Highlights

•
Gold produced by the Blanket Mine in Zimbabwe in the Quarter increased by 18% to 9,743 ounces from the 8,226 ounces produced in the 2nd quarter 2011 (the “preceding quarter”) and was 97% higher than the 4,935 ounces of gold produced in 3rd quarter 2010 (the “comparative quarter”).  This is the sixth consecutive quarterly increase in gold production.

•
Average gold recovery increased to 93.1% from 92.9% in the preceding quarter and from 91.3% in the comparative quarter reflecting the benefits from investment in improvements to the milling and Carbon-in-Leach (“CIL”) circuits.

•	Cash operating costs at the Blanket Mine in the Quarter were US$583 per ounce of gold produced compared to US$585 in the preceding quarter and US$651 in the comparative quarter.

Financial Highlights

•
Gross Profit (i.e. after depreciation and amortization but before administrative expenses) was $9,364,000 compared to $1,607,000 in the comparative quarter.  This is almost a six-fold increase on the comparative quarter and is the seventh consecutive quarterly increase in gross profit.

•	The average price received per ounce of gold sold during the Quarter was US$1,737 compared to US$1,241 in the comparative quarter.

•	Caledonia recorded net profit before tax of $8,442,000 compared to $742,000 in the comparative quarter which represents an 11-fold increase.

•
At September 30, 2011 the Corporation had no debt except current trade payables (September 30, 2010 $1,680,000) and had cash and cash equivalents of $6,847,000 (net debt as at September 30, 2010 $226,000).

Other Highlights

•
Blanket made payments in respect of direct and indirect taxes, royalties, licence fees, levies and other payments to the Government of Zimbabwe during the Quarter totalling US$3,847,000 (US$3,307,000 – Q2 2011).

•
Blanket Mine’s Occupational, Safety and Health policies and procedures were audited by the National Social Security Authority (the “NSSA”) as a result of which  Blanket was awarded the NSSA gold medal in the Mining and Quarrying sector in Matabeleland and the bronze medal across all industrial sectors in Zimbabwe.

Work on the 4-hole drilling program at the Konkola West area of the Nama base metals project in Zambia has continued.  At the end of October, 3 holes had been completed and the drill rig had been moved to the fourth hole.  The conclusions from this program will be provided when Management has received and evaluated all of the results.

4.	SUMMARY FINANCIAL RESULTS FOR THE QUARTER

The table below sets out the unaudited consolidated profit and loss for the three months and the nine months ended September 30, 2011 and 2010.

Consolidated Statement of Comprehensive Income (unaudited) (In thousands of Canadian dollars except per share amounts)
	For the 3 months ended Sept 30		For the 9 months ended Sept 30
	2011	2010	2011	2010
	$	$	$	$
Revenue	16,517	6,357	39,733	14,970
Royalty	743	223	1,791	515
Production costs	5,763	3,915	15,883	9,669
Amortization	647	612	1,853	1,772
Gross profit	9,364	1,607	20,206	3,014
Administrative expenses	910	527	3,587	1,423
Share-based payment	-	354	1,102	354
Results from operating activities	8,454	726	15,517	1,236
Finance income	2	60	3	223
Finance expense	14	44	193	200
Profit before income tax	8,442	742	15,327	1,260
Income tax expense	2,292	-	4,404	3
Profit for the period	6,150	742	10,923	1,257
Profit/(loss) on foreign currency translation	2,152	-	1,077	1
Total comprehensive income for the period	8,302	742	12,000	1,258
Earnings per share (cents)
Basic	1.23	0.15	2.18	0.25
Diluted	1.13	0.15	2.01	0.25
Weighted average number of common shares outstanding (thousand)
Basic	500,549	500,169	500,345	500,169
Diluted	543,089	500,169	542,785	500,169

Revenues increased in the Quarter due to the combined effects of increased production at the Blanket Mine and the higher realised gold price.  Administrative expenses in the Quarter included $328,000 of withholding tax which was incurred on certain inter-group payments from Zimbabwe (Q2 2011, $1,010,000; Q3 2010, nil). The income tax expense in the Quarter is made up of an income tax charge of $2,136,000 (Q2 2011, $853,000; Q3 2010, nil) and a movement in the deferred tax provision of $156,000 (Q2 2011, $109,000; Q3 2010, nil).

The table below sets out the unaudited, consolidated statement of cash flows for the 9 months to September 30, 2011 and 2010.

Consolidated Statement of Cash Flows (unaudited) (In thousands of Canadian dollars)
	For the 9 months ended Sept 30
	2011	2010
	$	$
Cash flows from operating activities
Profit for the period	10,923	1,257
Adjustments for:
Reconcile net cash from operations	8,288	2,093
Changes in non-cash working capital	(1,651)	(502)
Income tax paid	(3,448)	(3)
Net cash from operating activities	14,112	2,845

Cash flows from investing activities
Property, plant and equipment additions	(7,511)	(4,177)
Sale of investment	-	51
Net cash used in investing activities	(7,511)	(4,126)

Cash flows from financing activities
Bank overdraft increase/(decrease)	(747)	1,092
Finance expense	(193)	(200)
Finance income	3	223
Shares issued	38	-
Net cash from (used in) financing activities	(899)	1,115

Net increase/(decrease) in cash and cash equivalents	5,702	(166)
Cash and cash equivalents at beginning of period	1,145	1,623
Cash and cash equivalents at end of period	6,847	1,457

Cash generated by operations at the Blanket Mine in Zimbabwe increased substantially due to the increased gold production, higher gold prices and continued low cash operating costs.  Additions to capital equipment primarily relate to expenditure on mine development at Blanket Mine of $988,000, $4,673,000 spent on equipment and $1,850,000 spent in Zambia on the Nama Cobalt/Copper project.

The table below sets out the unaudited, consolidated statement of Caledonia’s financial position at September 30, 2011 and December 31, 2010.

Consolidated statements of Financial Position (unaudited)
(In thousands of Canadian dollars) As at	Sept 30,	December 31,
	2011	2010
	$	$
Total non-current assets	34,566	28,348
Inventories	3,413	2,620
Prepayments	87	93
Trade and other receivables	5,111	2,314
Cash and cash equivalents	6,847	1,145
Total assets	50,024	34,520
Total non-current liabilities	8,247	7,070
Trade and other payables	5,816	3,882
Bank overdraft	-	747
Total liabilities	14,063	11,699
Capital and reserves	35,961	22,821
Total equity and liabilities	50,024	34,520

Trade and other receivables represent receivables due from Rand Refineries for gold sales and from the Zimbabwe Revenue Authority (“ZIMRA”) in respect of recoverable Value Added Tax (VAT).  The increased level of receivables reflects Blanket’s increased level of production and the higher price of gold.  All of the receivables due from Rand Refineries were received after the end of the Quarter.  The VAT receivable is closely monitored and actively managed so as to ensure that it remains within acceptable parameters.  The unsecured bank overdraft facility held by Blanket Mine in Zimbabwe was paid off.  This overdraft facility was renegotiated and renewed for a further year after the end of the Quarter and is expected to be utilised from time to time.

The following information is provided for each of the eight most recent quarterly periods ending on the dates specified.  The figures are extracted from underlying unaudited financial statements that have been prepared using accounting policies consistent with IFRS, unless specified below.

($000’s-except per share amounts.)	Sept 30/11	June 30/11	Mar 31/11	Dec 31/10	Sept 30/10	June 30/10	Mar 31/10	Dec 31/09
	Under IFRS							Canadian GAAP
Revenue from operations	16,517	11,990	11,226	7,445	6,331	4,154	4,458	4,263
Profit/ (loss) after tax from operations	6,150	2,909	1,894	351	736	411	110	(3,738)
Earnings per share – basic (cents)	1.23	0.58	0.38	0.07	0.15	0.08	0.02	(0.75)
Earnings per share -diluted (cents)	1.13	0.54	0.35	0.07	0.15	0.08	0.02	-
No of shares basic ‘000	500,549	500,313	500,169	500,169	500,169	500,169	500,169	500,169
No of shares diluted ‘000	543,089	542,853	542,709	503,472	503,472	500,169	500,169	500,169
Note:	The effect of the dilution on the earnings per share has not been calculated for 2009 as the result was a loss and the diluted earnings per share would be anti-dilutive.

The effect of the transition to IFRS and the reconciliation from Canadian GAAP to IFRS can be seen in Note 21 of the Condensed Consolidated Financial Statements.

5.           OPERATIONS AT THE BLANKET GOLD MINE, ZIMBABWE

The primary objectives of the Blanket Mine for the Quarter were removing the identified mining constraints, installing the new crushing circuit and completing the ramp-up in production to the target annualised rate of 40,000 ounces of gold.  These objectives were achieved in the Quarter and monthly production in each of August, September and October was at or slightly above the targeted rate.

5.1	Safety, Health and Environment (“SHE”)

The following safety statistics have been recorded for the three months and nine months to September 30, 2011 and 2010.

Blanket Mine Safety Statistics
	For the 3 months ended Sept 30		For the 9 months ended Sept 30
	2011	2010	2011	2010
Lost time injury	2	0	3	0
Occupational illness	1	0	1	1
Medical aid	1	1	6	4
Restricted work activity	3	6	17	11
First aid	4	7	16	15
Total	11	14	43	31
Incidents	11	17	25	42
Near misses	6	9	14	28

Man-hours worked	640,036	583,414	1,881,938	1,661,108

During the Quarter, Blanket’s employees received 674 training modules either in respect of their designated role, and/or on general health, safety procedures and first aid.  Blanket’s Occupational, Safety and Health (“OSH”) policy and procedures were audited by the National Social Security Authority (the “NSSA”), which was established as an initiative of the Government of Zimbabwe with the objective of introducing social protection to Zimbabwean workers and their families.  The NSSA audit covered inter alia, Blanket’s OSH policies, procedures, training and management systems.  As a result of this audit, Blanket was awarded the NSSA gold medal in the Mining and Quarrying sector in Matabeleland and the bronze medal across all industrial sectors in Zimbabwe.

There were no adverse environmental issues during the Quarter.  Water sampling results from the 14 monitoring holes downstream of the tailing dams continue to verify satisfactory environmental controls. Water usage in the Quarter was 5% higher than in the previous quarter and 26% higher than the comparable quarter of 2010 due to the increased tonnages being mined and processed.

5.2	Social Investment and support for the Zimbabwean Economy

During the Quarter, Blanket Mine spent approximately US$26,000 on community and social investment projects (US $329,000 in the 9 months to September 30, 2011) which are not directly related to the operation of the mine or the welfare of Blanket Mine’s employees.

During the Quarter, Blanket Mine made payments to the Zimbabwean Government and its agencies totalling US$3,847,000 (US$6,875,000 in the 9 months to September 30, 2011) in respect of mining royalties, taxes and other non-taxation charges.  In recognition of its exemplary compliance with local taxation regulations, Blanket Mine received the following Taxpayer Appreciation Awards 2011 from the Zimbabwe Revenue Authority:

•	1st place: Income Tax category, Region 2
•	1st place: PAYE category, Region 2

Blanket Mine made payments to the Zimbabwe Electricity Supply Agency (“ZESA”) in the Quarter totalling US$1,480,000 of which US$800,000 represents the premium paid to secure a reasonably reliable electricity supply.  Blanket Mine procures approximately 45% of is equipment and consumable supplies and services from within Zimbabwe and total expenditure in this regard was $5.7 million for the nine months to 30 September.

5.3	Gold Production

9,743 ounces of gold were produced in the Quarter, an 18.4% increase on the 8,226 ounces produced during the 2nd quarter of 2011 and a 97.4% increase on gold produced during the 3rd quarter of 2010.  Tonnes milled, average grades, recoveries and gold produced during October 2011, the Quarter and the preceding 4 quarters are shown in the table below.

Blanket Mine Production Statistics
	Year	Tonnes Milled	Gold Head (Feed) Grade(g/t)	Recovery	Gold Produced (Ounces)	Average sales price per ounce of gold sold (US$/oz)
October	2011	32,200	3.71	93.3%	3,585	1,680*
Third quarter	2011	85,442	3.81	93.1%	9,743	1,740
Second quarter	2011	60,913	4.52	92.9%	8,226	1,512
First quarter	2011	61,437	4.02	92.2%	7,322	1,397
Fourth quarter	2010	51,313	4.15	91.1%	6,235	1,384
Third quarter	2010	41,594	4.04	91.3%	4,935	1,241
Second quarter	2010	30,788	3.79	90.8%	3,408	1,192
* Estimate

Gold production during the Quarter and in October 2011was higher than in previous periods due to the completion of the gold production ramp-up to the targeted annualised rate of 40,000 ounces per annum.

The tonnes mined in the Quarter were approximately 5% lower than targeted due to the constraints experienced mainly in July on the movement of materials underground, particularly on 22 Level (750 m below surface datum). These constraints, which are described in the Q2 MD&A, were addressed and largely eliminated during the Quarter by improving the condition of underground haulages, improvement of underground equipment maintenance and the completion of the ore pass and ventilation raise.

The gold grade of the mined ore in the Quarter was 3.81 g/t which is slightly lower than in previous quarters, and reflects the normalisation of the mine plan.

In the metallurgical plant the new gyratory crushers and triple-deck screen which were installed earlier in the year continued to operate well and are capable of providing adequate sized crushed ore for the mill feed well in excess of the targeted 1,000 tonnes per day (tpd). The improved product ore size delivered to the mills also contributed to an improvement in mill gold recovery circuit.

Metallurgical gold recoveries increased to 93.1%, which is higher than the planned recovery of 91% and slightly higher than the recovery of 92.9% which was achieved in the previous quarter, despite the significant increase in tonnage throughput over previous quarters.  The higher overall gold recovery reflects the improved consistency of the input material to the CIL circuit, which was due to the major improvements in the crushing and milling circuit.  Higher gold recoveries were also a result of recent investment in the CIL plant, including new agitator gearboxes and mixers and the installation of an automated cyanide-reagent dosing system.

Power availability in the Quarter remained reasonably stable although as anticipated, ZESA was unable to maintain un-interrupted supply.  The standby generators operated as designed for 33 hours during the Quarter and allowed full operations to continue during the interruptions to normal electricity supply.

5.4           Operating costs

The operating cash costs per ounce of gold produced during the Quarter and the preceding 4 quarters are set out in the table below.

Blanket Mine Cash Operating Costs per Ounce of Gold Produced – All in US$’s
	Q3 2010	Q4 2010	Q1 2011	Q2 2011	Q3 2011
Labour	232	211	208	175	157
Consumables	249	329	247	212	234
Electricity (incl. diesel)	105	167	145	154	155
Other admin costs	65	84	48	44	37
Total US$ cost/oz gold produced	651	791	648	585	583
Gold Ounces produced	4,935	6,235	7322	8,226	9,743

The average cost per ounce of gold produced decreased from $585/oz in the 2nd quarter of 2011 to $583/oz.

The labour component of cash costs continued to fall due to the increased gold production which outweighed the effect of the arbitrated increase in 2011 pay rates.  The appeal by the Chamber of Mines against the arbitration increase is still outstanding and there may be a further significant increase in labour rates for 2011.  Blanket has not significantly increased its employee levels, which remain at approximately 810.

Consumable materials now represent the largest component of total cash costs.  The consumable materials cost per tonne processed decreased by 6.9% from $28.58/t in the 2nd quarter of 2011 to $26.62 due to improved operating efficiency and a devaluation of the South African Rand against the US Dollar towards the end of the Quarter.  The consumable cost per ounce of gold produced increased by 10% from $212/oz to $234/oz and reflects the effect of the lower head grade.  Any further weakening of the South African Rand against the US Dollar for a sustained period of time will further assist in controlling the dollar-denominated cost of consumables imported from South Africa.

The electricity component of cash costs remained little changed at $155/oz.  The 3rd quarter of 2011 is the first full quarter to reflect the increase in the price of electricity supplied by ZESA which was implemented in May 2011 and this increase outweighed the beneficial effect of the electricity cost being spread over increased production.  Electricity supplied by ZESA, although expensive, is still considerably cheaper than the cost of electricity generated by the mine’s standby generators.

5.5           Underground

The AR South ore body above 18 Level (630m below surface datum) remains the most productive mining area and provided 35% of the total ore mined during the Quarter.   Production from this area benefitted from the completion of the new ore pass which meant that ore could now be moved from the draw points on 18 Level to the 18 Level grizzlies and dropped directly via the new ore pass onto the 22 Level grizzlies feeding the ore bins above the new crushing station and automated skip loading system.

Production from AR South between 22 Level and 18 Level provided approximately 16% of average daily production in the Quarter.  During the Quarter a “long-hole drilling” mining method was successfully introduced to this area and has resulted in increased production.

The balance of mining production came from the AR Main, Lima and Eroica ore bodies.

The main development activities include:
•	Extension of the 14 Level haulage (510m below surface datum) between the Eroica and Lima ore bodies to provide access to resources at Lima between 510m and 230m;
•	Development at Eroica to open the resource block between 630m and 510m;
•	Development at AR Main to provide access between 630m and 510m; and
•	Strike development at AR Main on 750m.

Management is confident that the development work outlined above and the recent and continuing improvements to the underground haulages and other infrastructure will allow mine production to be sustained at the target rate of 1,000 tpd.

5.6           Capital Projects

Raise Boring
The raise boring of a 120 meter long and 1.5 meter diameter ore pass from 18 Level to 22 Level was finished in late May and all of the related works were completed at the end of July.  This new ore pass, which was fully commissioned at the end of July, has vastly improved the efficiency of delivering ore mined on 18 Level to the new underground crushing and hoist loading station and has contributed to the significant increase in production in the Quarter.

750m AR – Lima Haulage
Development work has recommenced on the 22 Level Haulage Extension Project which will link the Blanket and Lima ore bodies on 22 Level and will also allow for the further down-dip exploration of the Blanket Mine’s known ore bodies.  Crosscuts (side tunnels) will be mined from the 18 and 22 Level Haulages to provide the required drilling platforms from which the ore bodies below the 22 Level can be drilled for resource evaluation purposes.  If this exploration is successful, this haulage will also allow for the rapid commencement of mining on any new mining areas defined.

Included in the 22 Level Haulage Extension Project scope of work was a 230 meter long ventilation raise between 14 and 22 Levels to provide sufficient ventilation on 22 Level to allow double-shift blasting and thereby accelerate the daily rate of development advance. This ventilation raise was completed during the Quarter.

It is planned that all of the work on the 22 Level Haulage Extension Project and its cross-cuts will be carried out simultaneously with normal mining production with its completion anticipated for the end of 2012.  It is planned that the underground exploration drilling of the ore zones below 750m Level, which will be undertaken from the completed crosscuts, will continue into 2013.

The budgeted cost of the 22 Level Haulage Extension Project utilizing internal resources is about US$900 per meter advanced and equipped. The estimated capital cost for the planned 2,400 meters of development, including the raise boring of the recently completed ventilation raise will be approximately US$2.4 million, which will be funded from internal cash flows.

5.7           Mineral Reserves and Resources

An independent mineral reserve and resource report for the Blanket Mine calculated as at 31st December 2010 was prepared by the MSA Group, as the independent qualified person, in compliance with Canadian National Securities Instrument 43-101, and was published during the 2nd quarter of 2011.  Further NI 43-101 reports are expected to be issued from time to time in order to disclose the results of on-going operations and exploration work.

MINERAL RESERVES as at December 31, 2010 (based on a Gold Price of US$ 1,100/oz)
Classification	Tonnes	Grade (Au g/t)	Gold Content (oz)
Proven Ore
Total Proven Ore including Pillars*	1,326,100	4.02	171,400
Probable Ore
Operating and Development Areas	2,513,700	3.66	295,800
Total Proven + Probable Ore	3,839,800	3.78	467,200
MINERAL RESOURCES (based on a Gold Price of US$ 1,100/oz)
Classification	Tonnes	Grade (Au g/t)	Gold Content (oz)

Indicated	510,000	3.79	62,100

Inferred	2,408,200	5.01	**
Tonnages and ounces are rounded to the nearest 100
Note * Pillar tonnages are discounted by 50% Note ** In keeping with the requirements of NI 43-101, Inferred Resources are reported without estimates of metal quantities.
Mr. Mike Robertson, Pr. Sci. Nat., and  Mr. Bruno Bvirakare, Pr. Sci. Nat., both consultants with The MSA Group are the “Independent Qualified Persons” for Blanket’s reserves and resources as required by National Instrument 43-101 of the Canadian Securities Administrators.

5.8           Indigenization

In 2008 the Zimbabwean parliament passed the Indigenization and Economic Empowerment Act 2007 (“Act”) that stipulated that 51% ownership of all companies had to reside in the hands of Indigenous Zimbabwean citizens.

In a joint statement issued on August 23, 2011 by Caledonia and the Ministry of Youth Development, Indigenization and Empowerment (the “Ministry”) it was stated that Caledonia and the Ministry had  agreed on a process that will result in the production of a revised Indigenization Implementation Plan for Blanket Mine that is compliant with the Act.  The plan will be based on an independently prepared valuation of Blanket Mine and other agreed criteria.  Blanket Mine submitted the revised Indigenization Implementation Plan to the Zimbabwe Government on October 12, 2011, which the Zimbabwe Government is reviewing.  The Company has received a written response from the Government requesting further information and clarification of the revised plan to which the Company is currently preparing a response.

5.9           Risks

Future risks are identified as set out below.

•
Indigenization: Indigenization legislation continues to be high on the Government’s political agenda.   Uncertainty regarding Blanket’s final obligations in respect of the implementation of indigenization and the general climate of uncertainty that indigenization policies has created include: investor uncertainty; uncertainty as to the level of any indigenization shareholding; uncertainty as to the terms on which any indigenization may be concluded; the identity of indigenization partners; uncertainty as to any future revenue obligations that may be required to offset a requirement for direct equity participation by indigenous parties and uncertainty as to any potential taxation implications of any indigenization transaction.

•
Illegal mining: During the Quarter there has been an increase in illegal mining activities at surface on properties controlled by Blanket.  This gives rise to increased security costs and an increased risk of theft and damage to equipment.

•
Increasing costs and taxes: notwithstanding the dollarization of the Zimbabwean economy, Blanket continues to experience significant upward cost pressures from labour, the state-owned electricity supplier, and from local and national government for levies, fees, royalties and other direct and indirect taxes.

•
Succession planning:  the limited availability of mining and other technical skills and experience in Zimbabwe and the difficulty of attracting appropriately skilled employees to Zimbabwe creates a risk that appropriate skills may not be available if, for whatever reason, the current skills base at the Blanket Mine is depleted.

•
Regulatory uncertainty:  Blankets existing licences and permits are in good standing.  However, in the context of political uncertainty and the lack of administrative transparency in Zimbabwe, there is the risk that licences and permits may be revoked or not renewed.

•
Reserve replacement: as is normal, exploration activities at Blanket may not identify sufficient resources of an adequate grade and metallurgical composition to replace ore which has been depleted by mining activities.  Blanket has embarked on development and exploration programmes as set out in sections 5.7 (Lima Haulage) and 6.2.

5.10           Opportunities

•	Increased production: Blanket’s existing reserves and resources could support a further increase in production provided the necessary investments in the resource development are able to be made.

•
Surplus capacity: The mine currently has a daily average mining capacity of over 1,000 tonnes per day; the crushing and milling plant has the capacity to process approximately 1,800 tonnes of ore per day and the CIL plant has capacity of 3,800 tonnes per day. Any increased production arising from increased mining throughput could therefore be achieved with little or no capital investment and incurring only consumable costs to treat any increased throughput.

•
Exploration success: Blanket’s main exploration objectives are the 22 Level Haulage Project and the related exploration of the down-dip extensions of the known ore bodies and the GG and Mascot satellite exploration projects.  Depending on future exploration success, Blanket may be able to increase its production levels.

•	Cost reductions: Blanket has several opportunities to further reduce its current operating costs:
o
if mining can supply additional ore from either or both the Blanket mine underground and the satellite exploration properties, this could be processed using the surplus capacity noted above, with a resultant reduction in unit costs; and

o
Subject to a sustainable and satisfactory investment climate prevailing in Zimbabwe after an acceptable clarification of the Government’s indigenization requirements, capital could be allocated to upgrade certain metallurgical circuits, upgrade surface and underground facilities in order to further increase gold production, optimize the operations and reduce operating costs.

5.11           Outlook

Blanket has achieved its annualized targeted production rate of 40,000 ounces per annum, which is expected to be sustained as a result of the recent improvements in the underground handling systems and ongoing mine development.  Routine maintenance work on the No. 4 Shaft which is scheduled for part of the first half of 2012 may have a temporary and minor effect on production during that period.  However, this work will allow for increased hoisting speeds which will be required to allow increased future production if sufficient ore can be made available from the Blanket underground.

The surplus capacity of the Blanket crushing and milling plant enables it to immediately treat additional feed material from the Blanket underground and from the GG and Mascot Project Area mines if the planned exploration/development work is successful.

6     EXPLORATION AND PROJECT DEVELOPMENT

6.1	Base Metals: Nama Cobalt/Copper Project – Zambia

Three main styles of cobalt (“Co”) mineralization occur in the Nama area:
a)	“A-type” cobalt oxide mineralization;
b)	“D-type’ iron oxide bodies which are mostly enriched in Co; and
c)
copper (“Cu”) dominated Ore Shale hosted Cu-Co mineralization, which is more common elsewhere in the Copperbelt and is being exploited by neighbouring mines to the east and south of the Nama Licence Area.

Recent exploration and development activities at Nama have defined two resource targets (being “Konkola East” and “Kafwira”) characterized as belonging to the Ore Shale-hosted Cu-Co style of mineralization.  The Konkola East target is currently being investigated with diamond drilling to confirm the existence of Copperbelt stratigraphy. The drilling of four holes at the Konkola East target area commenced in mid-March 2011.   At the end of October the first three holes had been completed and the fourth hole was in progress and is expected to be completed by the end of November. The drill cores are logged and assayed as they become available.   The conclusions arising from this initial drilling program will be released once all the results have been obtained and evaluated.  Thereafter, depending on the results of this initial drilling program on Konkola East and seasonal climatic conditions, drilling may continue at Konkola East and/or at the Kafwira area.

6.2	Gold: Zimbabwe

The Corporation’s primary exploration activities in Zimbabwe are at the Blanket Mine, which are discussed in section 5.6 (Lima Haulage)  Other than at Blanket Mine itself, Blanket’s current exploration title holdings in the form of registered mining claims in the Gwanda Greenstone Belt total 78 claims, including a small number under option, covering an area of about 2,500 hectares.  Blanket’s main exploration efforts on its satellite properties are focused at this stage on the GG prospect and the Mascot Project Area, which are believed to have the greatest potential of success and which are both within an economic trucking distance of the Blanket plant.

Small drilling programs were carried out at GG over the past 8 years.  Thirteen diamond-cored holes were drilled amounting to 2,336 meters of drilling.  Two zones of potentially economic gold mineralization have been established down to a depth of approximately 200 m.  A prospect shaft was sunk down to the first level as a first step to exposing the mineralization.  However, work was suspended due to the lack of a connection to the electricity grid.  Blanket has now provided financial assistance to ZESA so that it can fund the construction of this connection. Work on this connection has commenced and ZESA expects to complete the GG sub-station in early 2012.  Thereafter, the deepening of the existing prospect shaft can continue and underground development on the first and second levels will commence to expose the extent of the mineralization and to facilitate its evaluation, sampling and mine planning.  Depending on the successful outcome of exploration work, it is intended that economic ore production would be trucked approximately 7 km to the Blanket plant for processing.

The Mascot Project Area comprises three existing shafts (Mascot, Penzance and Eagle Vulture) which extend down to various depths of up to 450 meters. These shafts and other infrastructure are in need of extensive rehabilitation.  Production at each of these shafts ceased many decades ago due to a combination of political difficulties and the limitations of the technology that was then available.  Blanket Mine Management believes that the application of modern exploration and processing techniques may allow some or all of these shafts to operate profitably for a period of time, and not just at the prevailing high gold price.  Priority has been given to the rehabilitation and installation of infrastructure at Mascot and Eagle Vulture shafts.  However, planned work at Mascot has been suspended due to the lack of a connection to the electricity grid.  Work on this connection has now commenced and ZESA expects to complete this work in early 2012.  Depending on the outcome of exploration work, it is intended that production would be trucked a distance of approximately 40 km to the Blanket Mine plant for processing.

The Blanket Mine metallurgical plant has existing surplus treatment capacity and could immediately handle up to an additional 800 tonnes per day of ore with no requirement for further capital investment or increased overheads

The rate of investment at GG and the Mascot Project Area has been slowed pending clarification of the intentions of the government of Zimbabwe regarding Blanket Mine’s indigenization obligations and concluding an agreement with ZESA regarding the equipment costs and the time required to construct the power lines.

The exploration work at Blanket Mine as set out in section 5.6 continues despite the current uncertainty regarding the outcome of indigenization.

6.3	PGE/Ni/Cu: Rooipoort and Mapochsgronde (including Grasvally) - South Africa

An application in terms of the provisions of the applicable Act is in progress to treat the 5 adjoining prospecting rights at Rooipoort as a single right and to extend the period of this consolidated right for a further three years.  The prospecting rights granted to the Corporation to prospect for Platinum Group Elements (PGE’s) on the major portions of the Mapochsgronde tribal trust land are currently in the process of registration.  A further application has been made for an adjoining property to the north of the rights granted above.  The Corporation awaits the grant of the prospecting right.

Activities at Rooipoort/Mapochs properties were suspended during 2010 and have continued to be suspended throughout 2011 due to the continued complete lack of progress on the part of the South African Department of Mineral Resources in registering the licence areas in the names of Caledonia’s local subsidiaries.  Without secure title transfers the Company did not wish to expend funds on these properties until the tenure matter has been satisfactorily resolved.

7.	INVESTING

During the Quarter Caledonia invested $2,340,000 ($1,136,000 – 2010) in capital assets and mineral properties.  Of the amount invested $1,072,000 ($162,000 – 2010) was spent at Nama and $1,268,000 ($640,000 – 2010) at Blanket.  Foreign Exchange revaluation difference amounted to $1,491,000 in the 3rd quarter of 2011 ($504,000 – 2010).

8.	FINANCING

Caledonia financed all its operations using funds on hand and those generated by its operations.  No equity fund raising is currently planned.  Blanket’s unsecured US$2.5 million loan facility in Zimbabwe has been renewed for a further 12 months at an interest at 8% above the 30 day LIBOR rate. It is unsecured, is renewable and repayable on demand. At the end of the Quarter, this facility was unused.

9.	LIQUIDITY AND CAPITAL RESOURCES

As of September 30, 2011, Caledonia had a working capital surplus of $9,642,000 ($4,268,000 – June 2011).  As of September 30, 2011 Caledonia had potential liabilities for rehabilitation work on the Blanket and Eersteling Mines - if and when those Mines are permanently closed - at an estimated cost of $2,140,000 ($1,694,000 – 2010).

10.      OFF-BALANCE SHEET ARRANGEMENTS

There are no off balance sheet arrangements.

11. RELATED PARTY TRANSACTIONS

Caledonia had the following related party transactions:

	Nine months ended September 30
	2011	2010	2009
	$’000	$’000	$’000
Management fees, bonuses and expense allowances paid or accrued to a company which provides the services of the Corporation’s President	454	416	338
Rent paid to a Company owned by members of the President’s family	25	29	36
Legal fees paid to a law firm where a Director is a partner	51	22	46

During June 2011 Epicure subscribed for a private placement for 380,000 common shares for a cash consideration of $34,000.

12.      CRITICAL ACCOUNTING POLICIES

The major areas where accounting estimates are made are asset impairment, asset retirement obligations and future tax liabilities.  As significant impairment provisions have already been made against the assets and there is a reasonable level of certainty around the estimate it is considered unlikely that any change in estimate would result in a material impact on the results of Caledonia.  The asset retirement obligations are also considered to be estimated with a reasonable degree of certainty, although the original estimations were calculated some years ago.  The asset retirement obligations estimation for Blanket was recalculated before December 31, 2010.  The estimations are accreted annually at rates between 1.7% and 5% and thus any change in circumstances is considered unlikely to have a material impact on the results of Caledonia or its operations.

There have been no accounting policy changes adopted since January 1, 2010, except for IFRS.

12.1. Adoption of Accounting Standards and Pronouncements under IFRS

The Company’s first financial statements prepared under IFRS are the interim financial statements for the three months ended March 31, 2011, which includes full disclosure of its new IFRS policies in Note 3 to these financial statements. These financial statements also include reconciliations of the previously disclosed comparative periods financial statements prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) to IFRS as set out in Note 21.

The most significant effect of the transition to IFRS is the increase in the carrying value of the fixed assets at the transition date. As Caledonia adopted IFRS after its subsidiary companies it has to report the assets and liabilities at the values shown at subsidiary level. The increase in fixed asset values is mainly attributable to the inclusion of the Blanket Mine fixed assets at their IFRS deemed cost which resulted in an increase of $13.9 million with corresponding reductions in Eersteling and Zambia on exploration properties.

The increase in the deemed cost for Blanket Mine also resulted in an annual increase in the amortization charge of approximately $1.5 million.

13.         SECURITIES OUTSTANDING

As at November 7, 2011 the following securities were outstanding:

(1)           500,549,280 common shares issued;

(1) Options and warrants as follows:

Number	Description	Exercise Price	Expiry Date
26,080,000	Common share purchase options	$0.07	Various until May 11, 2016
16,460,000	Common share purchase options	$0.13	January 31, 2016

As Caledonia’s Option Plan allows the granting of options on a number of shares equal to 10% of the issued shares, Caledonia could grant options on a further 7,514,928 shares.

14.         CONTROLS

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior Management, including the Corporation's President and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure.  Management of the Corporation, with the participation of the Chief Executive Officer and the Chief Financial Officer, have evaluated the effectiveness of the Corporation's disclosure controls and procedures as at December 31, 2010 as required by Canadian securities laws pursuant to the certification requirements of Multilateral Instrument 52-109.

The Corporation's internal controls over financial reporting (“ICFR”) are intended to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

Because of its inherent limitations, the Corporation's ICFR may not prevent or detect any or all misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Corporation previously engaged independent consultants in 2010 to carry out an assessment of the effectiveness of its internal controls over financial reporting using an internationally acceptable framework.  Prior to this engagement, Management concluded that the following disclosable material weaknesses existed and still exist as at September 30, 2011.

Segregation of duties

Prior to the end of 2009, due to limited personnel resources at the Corporation’s Africa office in Johannesburg, adequate segregation of duties within the accounting group was not achieved.  This created a risk that inaccurate entries could be made and not identified or corrected on a timely basis.  The result is that the Corporation was highly reliant on the performance of mitigating procedures during its financial close processes in order to ensure the financial statements present fairly in all material respects.  The Corporation continued to enhance and monitor this process to ensure that its financial accounting reporting system was able to prevent and detect potentially significant errors.

As a consequence of the above, an additional accounting member of staff was recruited in November 2009 to the Corporation’s Africa office in Johannesburg. This has improved but not entirely eliminated the deficiency in the segregation of duties and lightened the work load of existing staff and improved control of the accounting function.

Management has concluded, and the Audit Committee has agreed that taking into account the present stage of the Corporation’s development, the Corporation does not have sufficient size and scale or requirement to warrant the hiring of additional staff to correct further segregation of duties weakness at this time.  There have been no changes in the Corporation’s  internal controls over financial reporting since the year ended December 31, 2010 that have materially affected, or are reasonably likely to materially affect, its internal controls over financial reporting.

The Corporation has a Disclosure Committee consisting of three Directors, and has disclosure controls and procedures which it follows in an attempt to ensure that it complies with all required disclosures on an adequate and timely basis.  The Corporation’s Directors and Management, and the Disclosure Committee, are making all reasonable efforts to ensure that the Corporation’s disclosures are made in full compliance with all of the applicable rules, regulations and requirements.  All reasonable efforts are also being made to ensure that the Corporation’s disclosure controls and procedures provide reasonable assurance that material information relating to the Corporation, including its consolidated subsidiaries, is made known to the Corporation’s Certifying Officers by others within those entities.

15.	QUALIFIED PERSON

Dr. Trevor Pearton, BSc Eng. (Mining Geology), PhD (Geology) FGSSA, VP Exploration is the Corporation’s qualified person as defined by NI 43-101.  Dr. Pearton is responsible for the technical information provided on this MD&A except where otherwise stated.